November 24, 2009

VIA EDGAR AND FAX

Mr. Larry Spirgel
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:	Telkonet, Inc. File No. 1-31972 Form 10-K for Year Ended December 31, 2008 Form 10-Q for Quarter Ended June 30, 2009

Dear Mr. Spirgel:

We are writing in response to your November 12, 2009 correspondence (the "Comment Letter") concerning Telkonet, Inc.'s (the "Company") Form 10-K for the year ended December 31, 2008 and the 10-Q for the quarter ended June 30, 2009. Set forth below are the Company's responses to each comment contained in the Comment Letter. Paragraph numbers utilized below correspond to those set forth in the Comment Letter.

1.
We acknowledge that we have complied with the reporting requirements for smaller reporting companies and will revise our cover page to reflect this status in all of our future filings.  Attached is a revised cover page to the Company’s Form 10-K for the year ended December 31, 2008 accurately reflecting its status as a smaller reporting company (Appendix A).

2.
We acknowledge and will disclose the securities registered pursuant to Section 12(b) of the Securities Exchange Act (the “Act”) on our cover page for all our future filings.  The attached revised cover page to the Company’s Form 10-K for the year ended December 31, 2008 discloses the securities registered pursuant to Section 12(b) of the Act (Appendix A).

3.
Upon loss of a controlling financial interest in MSTI, we derecognized the assets, liabilities, and equity components related to that subsidiary. We concluded that the gain or loss should be measured by comparing the fair value of the consideration received with the carrying amount of MSTI’s net assets.

In accordance with ASC 323-15-6, we accounted for our investment in MSTI under the cost method based upon an analysis of certain criteria and the conclusion that we do not have the ability to exercise significant influence over the operations of MSTI.  The criteria we used in our determination are explained below:

Ownership % - On February 26, 2009, the Company executed and completed a Stock Purchase Agreement with William Davis pursuant to which the Company sold, and Mr. Davis purchased, 2,800,000 shares of MSTI common stock for consideration in the aggregate principal amount of $10,000.  In a related transaction, the Company entered into a Partial Release of Lien with YA Global Investments, L.P. (“YA Global”) pursuant to which, in consideration of YA Global’s agreement to release its lien and security interest on the MSTI Shares, the Company paid a commitment fee to YA Global in MSTI common stock equal to one percent (1%) of MSTI common stock owned by the Company following the sale of the MSTI Shares (175,000).  Prior to the transaction, the Company held 18,500,000 Shares of MSTI common stock. Following the completion of the above-described transactions, the Company held 15,443,000 Shares of MSTI common stock reducing its percentage holdings in MSTI common stock from fifty eight percent (58%) to forty nine percent (49%).

Board Representation – On April 22, 2009, Mr. Warren V. Musser and Mr. Thomas C. Lynch, both members of the Company’s board of directors, resigned from the board of directors of MSTI.  Mr. Musser and Mr. Lynch represented two-thirds MSTI’s board of directors. On May 15, 2009, Mr. Anthony C. LaBrosciano and Mr. Jeff P. Pfeffer were appointed to the Board of Directors of MSTI as replacements for Messrs. Musser and Lynch.  Mr. LaBrosciano and Mr. Pfeffer are unaffiliated with the Company. With the changes in the board composition, the Company no longer had the ability to influence the policy making and corporate matters of MSTI.  Furthermore, there were no significant inter-company transactions or technology dependencies between the Company and MSTI.  Therefore, the Company determined that deconsolidation was appropriate as of April 22, 2009.

Bond Holders - On June 26, 2009, MSTI entered into an Agreement and Consent to Acceptance of Collateral with its senior secured lenders, Alpha Capital Anstalt, Gemini Master Fund, Ltd., Whalehaven Capital Fund Limited and Brio Capital L.P. (collectively the “Secured Lenders”). Under the Agreement: (i) MSTI agreed and consented to the acceptance by MST Acquisition Group LLC, on behalf of the Secured Lenders, of all of the assets of MSTI in full satisfaction of all obligations due and owing from MSTI to the Secured Lenders (the “Secured Lender Obligations”) and (ii) the Secured Lenders accepted such assets in full satisfaction of the Secured Lender Obligations.  The Company concluded there is no fair value of the investment in MSTI under ASC 360-10, as of June 30, 2009.

Financial Records – On June 26, 2009, Mr. Ownkar Persaud submitted his resignation as MSTI’s Vice President of Finance. Mr. Persaud is employed by the Company as a financial controller.  Following Mr. Persaud’s resignation, the Company had no ability to access MSTI’s financial records.

In summary, due to the inability to exercise significant influence over MSTI following its deconsolidation, it was appropriate to account for our investment in MSTI using the cost method.  We also determined that the remaining fair value of the retained noncontrolling investment in our former subsidiary at the date the subsidiary is deconsolidated had no value.

In accordance with ASC 810-40-5, we concluded that the gain resulting from the deconsolidation should be measured by comparing the fair value of the consideration received with the carrying amount of the subsidiary’s net assets.  We acknowledge that the description of the “recovery of MSTI cumulative net losses of $19,124,867” was in error and that Note N to its Form 10-Q should be amended to reflect the disclosure requirements under ASC 810-50-1.

We have attached as support to this letter as Appendix B, MSTI’s unaudited balance sheet as of the deconsolidation date of April 22, 2009; a summary of which is provided below which supports our calculation of the gain on deconsolidation:

Assets	$6,819,852
Liabilities	$16,307,369
Less: Inter-company debt	$(2,487,332)
Less: Other – includes certain inter-company transactions	$(67,599)

Net Liabilities	$13,752,438

Carrying amount of MSTI	$6,932,586

Fair value of investment in MSTI	$0

Gain reporting on income statement	$6,932,586

*  We received no tangible or intangible consideration regarding the transaction.

Based on the calculations above, we believe that the gain on deconsolidation of $6,932,586 is appropriately recorded in the income statement of our financial statements.  Attached hereto as Appendix C is an amended Note N to the Company’s Form 10-Q for the periods ended June 30, 2009 and September 30, 2009.

As required by the Comment Letter, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing fairly responds to the Comment Letter. The Company is prepared to provide to the staff any additional information required by the staff in connection with its review.

We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

TELKONET, INC.

/s/ Richard J. Leimbach
Richard J. Leimbach Chief Financial Officer

Appendix A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-31972

TELKONET, INC.
(Exact name of registrant as specified in its charter)

Utah	87-0627421
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

20374 Seneca Meadows Parkway, Germantown, MD	20876
(Address of Principal Executive Offices)	(Zip Code)

(240) 912-1800
(Registrant’s Telephone Number, Including Area Code)

Securities Registered pursuant to section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	NYSE Amex LLC

Securities Registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(b) of the Act. ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes  ☐ No

Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐ Yes  ☒ No

Aggregate market value of the voting stock held by non-affiliates of the registrant as of March 30, 2009: $11,790,502.

Number of outstanding shares of the registrant’s par value $0.001 common stock as of March 30, 2009: 93,058,566.

Appendix B

MSTI Holdings Inc.
Condensed Balance Sheet
(unaudited)

As of
April 22, 2009
ASSETS
Current assets:
Cash and cash equivalents	$107,438
Accounts receivable, net	259,178
Other current assets	161,741
Total Current Assets	528,357

Other assets:
Property and equipment, net	254,354
Cable equipment and installation, net	2,970,076
Intangible assets, net	2,999,662
Other assets	67,403

Total Assets	$6,819,852

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$6,148,244
Current portion of long term debt	7,198,642
Notes payable to officer	284,692
Deferred revenue	188,459
Due to Telkonet, Inc.	2,487,332
Total Current Liabilities	16,307,369

Total Liabilities	16,307,369

Stockholder's Equity:
Preferred stock, par value $.001 per share; 10,000,000 shares authorized; none issued and outstanding at April 30, 2009
Common stock, par value $.001 per share; 90,000,000 shares authorized; 31,816,552 shares issued and outstanding at April 30, 2009	31,817
Additional paid-in capital	16,754,853
Accumulated deficit	(26,274,187)
Total Stockholder's Equity, deficit	(9,487,517)

Total Liabilities and Stockholder's Equity	$6,819,852

Appendix C

Form 10Q – June 30, 2009

NOTE N – DISCONTINUED OPERATIONS

On January 31, 2006, the Company acquired a 90% interest in Microwave Satellite Technologies, Inc. (“MST”) in exchange for $1.8 million in cash and 1.6 million unregistered shares of the Company’s common stock.  In May 2007, MST merged with MSTI Holdings Inc. (“MSTI”) (formerly Fitness Xpress-Software Inc.) and as a result of the merger, the Company’s common stock in MST was exchanged for 63% of the outstanding shares of common stock of MSTI Holdings Inc.  The Company has historically consolidated its investment in MSTI as a consolidated majority-owned subsidiary.

On February 26, 2009, the Company executed a Stock Purchase Agreement pursuant to which the Company sold 2.8 million shares of MSTI common stock (the “MSTI Shares”) for an aggregate purchase price of $10,000.  As a result of this transaction, the Company beneficially owns 49% of the issued and outstanding shares of MSTI common stock.

On April 22, 2009, Warren V. Musser and Thomas C. Lynch, members of the Company’s Board of Directors, submitted their resignations as directors of MSTI.  As a result of these resignations, and the decrease in beneficial ownership resulting from the transaction described above, the Company is no longer required to consolidate MSTI as a majority- owned subsidiary and the Company’s investment in MSTI will now be accounted for under the cost method.

On June 26, 2009, MSTI entered into an Agreement and Consent to Acceptance of Collateral (“Agreement”) with its senior secured lenders, Alpha Capital Anstalt, Gemini Master Fund, Ltd., Whalehaven Capital Fund Limited and Brio Capital L.P. (“Secured Lenders”).   The Secured Lenders were the senior secured creditors of MSTI with regard to obligations in the total principal amount of $1,893,295 (together, the “Secured Lender Obligations”).

Under the Agreement: (a) MSTI (i) agreed and consented to the transfer to MST Acquisition Group LLC (the “Designee”), for the benefit of the Secured Lenders, of all of the assets of MSTI (the “Pledged Collateral”) in full satisfaction of the Secured Lender Obligations, and (ii) waived and released (x) all right, title and interest it has or might have in or to the Pledged Collateral, including any right to redemption, and (y) any claim for a surplus; and (b) the Secured Lenders agreed to accept the Pledged Collateral in full satisfaction of the Secured Lender Obligations and waived and released MSTI from any further obligations with respect to the Secured Lender Obligations.

Net income (loss) from discontinued operations on the consolidated statement of operations for the nine month period ended September 30, 2009 includes the gain on deconsolidation of $6,932,586, offset by MSTI's net losses of $(635,735) for the period January 1, 2009 through April 22, 2009, the date of deconsolidation.  The market value of the MSTI common shares owned by the Company as of June 30, 2009 was deemed permanently impaired by management and as a result the Company has fully written off its investment in MSTI and has not included any value for MSTI in the balance sheet as of June 30, 2009.

The following table summarizes net income from discontinued operations for the three and six months ended June 30, 2009:

	Three Months Ended June 30, (Unaudited)		Six Months Ended June 30, (Unaudited)
	2009	2008	2009	2008
Loss from operations	$(123,438)	$(1,174,339)	$(635,735)	$(2,041,760)
Elimination of Liabilities, net of assets	7,000,185	-	7,000,185	-
Other	(67,599)	-	(67,599)	-
Income (loss) from discontinued operations	$6,809,148	$(1,174,339)	$6,296,851	$(2,041,760)

Form 10Q – September 30, 2009

NOTE N – DISCONTINUED OPERATIONS

On January 31, 2006, the Company acquired a 90% interest in Microwave Satellite Technologies, Inc. (“MST”) in exchange for $1.8 million in cash and 1.6 million unregistered shares of the Company’s common stock.  In May 2007, MST merged with MSTI Holdings Inc. (“MSTI”) (formerly Fitness Xpress-Software Inc.) and as a result of the merger, the Company’s common stock in MST was exchanged for 63% of the outstanding shares of common stock of MSTI Holdings Inc.  The Company has historically consolidated its investment in MSTI as a consolidated majority-owned subsidiary.

On February 26, 2009, the Company executed a Stock Purchase Agreement pursuant to which the Company sold 2.8 million shares of MSTI common stock (the “MSTI Shares”) for an aggregate purchase price of $10,000.  As a result of this transaction, the Company beneficially owns 49% of the issued and outstanding shares of MSTI common stock.

On April 22, 2009, Warren V. Musser and Thomas C. Lynch, members of the Company’s Board of Directors, submitted their resignations as directors of MSTI.  As a result of these resignations, and the decrease in beneficial ownership resulting from the transaction described above, the Company is no longer required to consolidate MSTI as a majority- owned subsidiary and the Company’s investment in MSTI will now be accounted for under the cost method.

On June 26, 2009, MSTI entered into an Agreement and Consent to Acceptance of Collateral (“Agreement”) with its senior secured lenders, Alpha Capital Anstalt, Gemini Master Fund, Ltd., Whalehaven Capital Fund Limited and Brio Capital L.P. (“Secured Lenders”).   The Secured Lenders were the senior secured creditors of MSTI with regard to obligations in the total principal amount of $1,893,295 (together, the “Secured Lender Obligations”).

Under the Agreement: (a) MSTI (i) agreed and consented to the transfer to MST Acquisition Group LLC (the “Designee”), for the benefit of the Secured Lenders, of all of the assets of MSTI (the “Pledged Collateral”) in full satisfaction of the Secured Lender Obligations, and (ii) waived and released (x) all right, title and interest it has or might have in or to the Pledged Collateral, including any right to redemption, and (y) any claim for a surplus; and (b) the Secured Lenders agreed to accept the Pledged Collateral in full satisfaction of the Secured Lender Obligations and waived and released MSTI from any further obligations with respect to the Secured Lender Obligations.

Net income (loss) from discontinued operations on the consolidated statement of operations for the nine month period ended September 30, 2009 includes the gain on deconsolidation of $6,932,586, offset by MSTI's net losses of $(635,735) for the period January 1, 2009 through April 22, 2009, the date of deconsolidation.  The market value of the MSTI common shares owned by the Company as of September 30, 2009 was deemed permanently impaired by management and as a result the Company has fully written off its investment in MSTI and has not included any value for MSTI in the balance sheet as of September 30, 2009.

The following table summarizes net income from discontinued operations for the three and nine months ended September 30, 2009.

	Three Months Ended September 30, (Unaudited)		Nine Months Ended September 30, (Unaudited)
	2009	2008	2009	2008
Loss from operations	$-	$(1,370,896)	$(635,735)	$(3,412,656)
Elimination of Liabilities, net of assets	-	-	7,000,185	-
Other	-	-	(67,599)	-
Income (loss) from discontinued operations	$-	$(1,370,896)	$6,296,851	$(3,412,656)